MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2006
Table of Contents

________________________________________________________

I.Overview

1.The Company
2.Technology Developments in 2006
3.Technology Developments in 2005
4.Operations
5.Financial
6.Compliance Matters
7.Accounting Policies

II.Going Concern

III.Operation Results and Financial Position

IV.Unaudited Quarterly Financial Information

V.Liquidity and Capital Resources

VI.Critical Accounting Policies

VII.Commitments and Contingencies

VIII.Disclosure Controls

IX.Financial Instruments

X.Off Balance Sheet Arrangements

XI.Transactions with Related Parties Officer and Directors

XII.Share Capital

Tables

1.Selected information from Statement of Operations and Deficit
2.Selected Balance Sheet information
3.Unaudited quarterly financial information
4.Financing raised in 2005-2006 5.Outstanding stock options and warrants

MICROMEM TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE FISCAL YEAR-ENDED OCTOBER 31, 2006

This Management's Discussion and Analysis has been prepared to provide a more substantive discussion on the business of Micromem Technologies Inc. (hereinafter referred to as “Micromem”, the “Company”, “we”, “us” or “our”) and to assist in analyzing the consolidated financial statements for the fiscal year-ended October 31, 2006.

I.OVERVIEW

The Company: We are a development stage Company that currently operates in a single segment as a developer of non-volatile magnetic memory technology (the “Technology”). Non-volatile memory implies the ability to retain information after power has been shut off. Our Technology is based on our ability to use magnetic materials in combination with a sensor to record a state of magnetization as a mechanism of data storage.

Technology Developments during 2006: In fiscal 2006 the Company began to actively pursue strategic development partners for its technology.

Pursuant to our goals relating to our technology, the activity in 2006 reflected a significant shift away from research-oriented tasks and onto commercial development. We have extracted data at the University of Toronto (“UofT”), in the laboratory of Dr. Harry Ruda, on our single bit prototypes and used that data for marketing purposes in the commercial sector. We have entered into discussions with foundries and fabrications houses, as well as large electronics companies that would be a customer of the technology.

Through the course of discussions with potential joint development partners, manufacturers and customers the Company has concluded that it would benefit greatly from the development of a silicon-based technology in addition to its technology on gallium arsenide for niche markets. This transition has required a redesign of the Company's technology without abandoning our core competency and intellectual property base.

The Company entertained discussions with ONAMI (Oregon Nanoscience and Microelectronics Institute) located in Corvallis, Oregon in the last quarter of 2006. Micromem sees great opportunity in the Pacific-Northwest region of the United States for commercial growth as a developing semiconductor Company. The Company sees benefit to resources available in other areas of the US as well.

In 2006 the Company announced that one of the potential customers that we were in discussion with was Omron Corporation of Japan. In our quarterly MD&A commentaries in 2006 we also advised that the Company had initiated discussions with a North American-based company in pursuit of a potential joint development agreement. The Company has incurred costs in meeting with such parties and in the development of proposals for consideration by such potential partners.

By October 31, 2006, the Company has expanded its discussions to include other potential joint development partners. In total, nine non-disclosure agreements have been signed with potential development partners.

The above-discussions continue. At this stage the Company plans to further pursue the opportunity to work with the industry fabricators to develop a commercial manufacturing prototype on both gallium arsenide and silicon substrates. This will position the Company to have more substantive and definitive discussions with our potential joint development partners.

There are no assurances at this stage that any of these discussions will result in the execution of a strategic partnership or other agreements with such parties.

In pursuit of these discussions the Company engaged an engineering consulting firm based in California to provide assistance in updating and expanding the Company's development and commercialization timetable, including plans to add a silicon-based platform for MRAM applications.

Initial meetings were held with industry fabricators to pursue discussions and plans to expand the Company's development efforts from the UofT to the industrial and commercial marketplace. We are now attempting to finalize those discussions. We are doing so in silicon, gallium arsenide and will start up efforts for radiation hardened silicon in the near future.

In June 2006 the Company expanded its patent portfolio with two new filings.

The Company also continues to work with the UofT and is now planning the next 12 months of those research and development initiatives.

Technology Developments during 2005: We hired Dr. Cynthia Kuper in January 2005 as Chief Technology Officer to coordinate and oversee all of our research and development efforts, to manage the development of our patents and intellectual property and to initiate discussions with potential joint development partners in the industry.

In fiscal 2005, we established certain goals and milestones relating to our technology. This included further development and optimization of our 1 bit prototype device and initial work on the development of an array. Additionally we set the objective of initiating discussions with potential joint development partners. Finally we set the objectives of consolidating our patent position and improving our financial reporting capabilities and internal controls.

We have conducted our research in conjunction with several research collaboration partners under formal agreements. These partners include Materials and Manufacturing Ontario (“MMO”) and Communications and Information Technology Ontario (“CITO”) (collectively referred to herein as the Ontario Centres of Excellence (“OCE”)) and the University of Toronto.

In June 2005, we signed a new license agreement (“the License Agreement”) with the University of Toronto and the OCE, the key terms relating thereto are as summarized in the footnotes to the financial statements as of October 31, 2006.

Operations: We have a small full-time staff compliment of 8 people including the President, Chief Technology Officer and Chief Financial Officer. The bulk of the research being completed is through our research partners as described above.

Financial: The Management Discussion and Analysis of financial condition and results of operations for the years ended October 31, 1999-2005 have previously been released and should be read in conjunction with the consolidated financial statements and related notes in this report.

We continue to raise capital to fund our current obligations. The Company raised $1,625,528 of financing in the fiscal year-ended October 31, 2006 through the issuance of common shares and through the exercise of outstanding stock options and common share purchase warrants; in 2005 the Company similarly raised $2,201,300.

The Company reports a net loss of $4,058,180 for the fiscal year ended October 21, 2006 (2005: $4,035,483); this includes an operating loss of $1,999,620 (2005: $2,313,741) and non-cash expenses relating to stock compensation associated with stock option grants to directors, officers and employees of $2,058,560 (2005: $1,721,742).

The Company reports a shareholders' deficit of $448,923 at October 31, 2006 (2005: $74,831). Its working capital deficiency is $448,923 (2005: $74,831); however this includes approximately $290,000 of accrued liabilities that are not expected to be discharged in fiscal 2007 (2005: $552,000).

Compliance Matters: In 2006 we have added new accounting department personnel and have made a concerted effort to improve the quality of our internal accounting procedures and controls environment. We believe that we are compliant with all of the requirements of the Sarbanes Oxley legislation.

We are currently in full compliance with all financial reporting requirements. We have engaged the services of an independent firm of Chartered Accountants to complete our income tax return filings in both Canadian and U.S. jurisdictions.

Accounting Policies: Our financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which, in our case, conform in all material respects to generally accepted accounting principles in the United States (U.S. GAAP).

II.GOING CONCERN

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

The consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the “going concern” assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially explore our technologies. There is no certainty that such financing will be available in the future.

Our ability to continue, as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

III.OPERATING RESULTS AND FINANCIAL POSITION

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2001-2006 and the quarters ending January 31, April 30, July 31 and October 31, 2006. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2001-2006.

Twelve Months Ending October 31, 2006 Compared to Twelve Months Ending October 31, 2005:

Professional, management and consulting fees declined to $1,017,859 in 2006 from $1,303,662 in 2005. The Company continues to incur annual cash expense of approximately $260,000 with respect to our Chief Technology Officer and $133,600 with respect to our Chief Executive Officer. We reduced the compensation of our CEO and CFO to $65,000 each in 2006 from $165,000 each in 2005. The Company also incurred less legal fees in 2006 as the level of contractual and intellectual property filings were reduced.

Research and development expenses totaled $368,969 in 2006 compared to $362,141 in 2005. In 2006 the expense included approximately $212,000 in payments to the University of Toronto, $50,000 in payments to Dr. Harry Ruda and additional expenses with respect to the California based engineering consulting firm that was engaged in 2006 with respect to the Company's commercialization efforts. In 2005 the expenses reported related totally to the UofT.

Travel and entertainment expenses were $195,607 in 2006 compared to $169,739 in 2005. The Company continues to incur approximately $60,000 per year in travel costs pertaining to our CTO. In 2006 we incurred costs relating to a mid-year trip to Japan for three of our Board members who visited Omron Inc. Additionally, we incurred travel costs associated with the new engineering consulting firm engaged in 2006.

Administration costs were $268,241 in 2006 compared to $320,383 in 2005. We recovered more of these costs from other related companies who share the Micromem office space in 2006. Additionally, we consciously reduced our investor relations expenses in mid-2006 by changing from a fixed monthly fee basis to a fee for service basis.

Stock compensation expense was $2,058,560 in 2006 compared to $1,721,742 in 2005. In 2006 the Company awarded a total of 5,050,000 stock options to directors, officers and employees as compared to 4,700,000 options granted in 2005. The stock compensation expense as reported has been calculated in accordance with the Black Scholes option pricing model.

The exercise of stock options by directors, officers and employees continues to be an important source of financing to the Company. In 2006 a total of 3,550,000 options were exercised and the Company realized cash proceeds of $1,064,980; in 2005 a total of 1,820,000 stock options were exercised and the Company realized proceeds of $553,600.

We also raised the following cash in 2006:

a.     $485,548 from the exercise of outstanding warrants by investors (2005: $206,500 from the exercise of 1,806,875 warrants).

b.     $75,000 from a private place financing (2005: 1,472,500 from private placement financings).

IV.UNAUDITED QUARTERLY FINANCIAL INFORMATION

Table 3 presents certain quarterly information for the 2005-2006 fiscal years.

Three Months Ended October 31, 2006 Compared to Three Months Ending October 31, 2005:

Professional, management and consulting fees were $455,864 in 2006 compared to $500,670 in 2005. The Company recorded the annual minimum salary for the CEO of $133,600 in the last quarter (2005: $133,600). In 2006 the Company recorded no additional year-end compensation for the CFO and President in the last quarter (in 2005 an additional expense of $200,000 was recorded in the last quarter). The Company paid $86,000 to one of its outside directors during 2006 including $25,000 in the last quarter for work related to the Company's discussions with Omron (2005: nil).

Stock compensation expense in the last quarter of 2006 was $1,914,774 (2005: $616,499) relating to 4.6 million stock options granted during the quarter (2005: 1.8 million stock options).

Administration costs were $26,003 in the last quarter (2005: $98,533) reflecting a general reduction in such costs incurred but also a recovery of such costs from other related companies during the last quarter of 2006.

The Company reported a net loss of $2,459,560 or $.05 per share in the last quarter of 2006 (2005: $1,380,802 or $.03 per share).

V.LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Table 4 provides a summary of the financing raised by us in 2005-2006.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technologies. As at October 31, 2006, our working capital deficiency was ($448,923) (2005: $74,831). This amount includes approximately $290,000 of accrued liabilities which the management feel will not be discharged in 2007. We must obtain financing to continue funding future research and development. We continue to pursue equity sources of financing to meet our working capital requirements.

We currently have no lines of credit in place and must obtain equity financing from investors and from investors who hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants are provided in Table 5.

Capital Resources

We have no commitments for capital expenditures as of October 31, 2006.

VI.CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management's discussion of the Company's critical accounting policies and estimates set forth below.

Our financial statements are prepared in conformity with Canadian GAAP which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Accounts recorded in foreign currency have been converted to United States dollars as follows:

•	Current Assets and Current Liabilities at the prevailing exchange rates at the end of the year;
•	Other Assets at historical rates;
•	Revenues and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and
•	Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly the financial statements at October 31, 2004 has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis. The stock-based compensation expense for options granted since October 31, 2004 has been reflected as an expense in the consolidated statement of operations.

We are a development stage Company. Research and development costs are expensed in the period incurred.

VII.COMMITMENTS AND CONTINGENCIES:

a.     Technology development agreement with Estancia:

To the extent that revenues are generated by us relating directly and specifically to the VENRAM Patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated.

b.     Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum annual lease payments are approximately as between 2007 – 2010 are $103,000 per annum.

c.     Legal matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

d.     Royalties:

The Company has obligations under the terms of the License Agreement signed in June 2005. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

e.     Contracts:

In January 2005, we entered into an employment contract with Dr. Cynthia Kuper for her services as our Chief Technology Officer. The agreement extended for 2 years with a cancellation clause which can be executed by us at any time with 4 months notice provided. The base remuneration stipulated in the contract is $260,000 per year. In September 2006 with an effective date of January 2007, this contract was extended for an additional 2 years under the same terms, conditions and cancellation clauses. We have also granted the Chief Technology Officer 100,000 options to purchase Common Shares exercisable at $0.68 per share which expire in January 2011 and 300,000 options to purchase Common Shares exercisable at $0.80 per share which expire 45 days after the end of the above-noted employment agreement and an additional 200,000 options exercisable at $0.80 per share which expire in July 2011.

On May 29, 2005, we entered into a new employment agreement with our Chairman of the Board of Directors, Salvatore Fuda (the “Chairman”), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000 in Canadian funds. At our option we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares.

For each of the 2005 and 2006 fiscal years the Company has accrued $150,000 Canadian (approximately $133,600 U.S. funds at current exchange rates) as due under this contract.

VIII.DISCLOSURE CONTROLS:

Pursuant to Multilateral Instrument 52-109, Certification of Disclosures in Issuer's Annual and Interim filings, management has evaluated the effectiveness of the Company's disclosure controls and procedures and has concluded that they meet required standards.

The Company has few employees and a predictable number of accounting transactions per quarter. The Company's CFO undertakes the initiative to ensure that all material developments and transactions are identified and reported upon on a timely basis. Specific procedures that have been adopted include:

•	The CTO issues regular status reports on her activity to the President.
•	The CFO meets regularly with the Company's audit committee to review business and financial developments.
•	The CFO and President meet regularly along with the Company's accounting personnel.
•

The Company has developed a number of policies and procedures including full monthly and quarterly reporting and has developed a Corporate Disclosure Policy which is being evaluated by its Board of Directors.

•	The Company has recently appointed a Chief Information Officer to coordinate all disclosure matters.

IX.FINANCIAL INSTRUMENTS:

It is Management's opinion that the Company is not exposed to significant interest rate and credit risks arising from the financial instruments and the fair value of financial instruments approximates the carrying value.

X.OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XI.TRANSACTIONS WITH RELATED PARTIES, DIRECTORS & OFFICERS:

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by respective parties. These transactions relate to office salaries, rent and other expenses.

The Company has paid cash and non-cash compensation to its officers and directors during the fiscal year as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2006	$133,600	$416,250
	2005	133,600	659,000

Officers & Directors	2006	611,000	1,165,000
	2005	639,000	1,044,000

XII.SHARE CAPITAL:

At October 31, 2006 the Company reports 69,191,299 common shares outstanding (2005: 64,719,449). Additionally the Company has 11,550,000 stock options outstanding with a weighted average exercise price of $.53 (2005: 10,150,000 options outstanding with a weighted average exercise price of $.50) and a total of 4,848,818 outstanding warrants to acquire common shares with a weighted average exercise price of $.53 (2005: 4,142,344 outstanding warrants with a weighted average exercise price of $.66).

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Table 1

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2006

Selected statement of Operations and Deficit information (all amounts in United States dollars)

Fiscal year	Interest and		Loss per share
ending October 31,	other Income	Net Loss	(basic and fully diluted)

2006	9,930	(4,058,180)	(0.06)

2005	8,703	(4,035,483)	(0.07)

2004	4,746	(2,314,298)	(.043)

2003	20,121	(1,767,965)	(.038)

2002	165,892	(14,565,515)	(.300)

2001	185,590	(9,187,377)	(.210)

Quarter ending:

October 31, 2006	7,686	(2,459,560)	(0.04)

October 31, 2006	7,070	1,380,802	(0.03)

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2006

Selected Balance Sheet Information (all amounts in United States dollars)

Fiscal year	Working capital	Capital assets			Shareholders equity
ending October 31,	(deficiency)	at NBV	Other Assets	Total Assets	(deficit)

2006	(448923)	-	-	465,440	(448,923)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	-	350,138	104,438

2002	1,368,589	98,654	307,698	1,583,422	1,391,903

2001	3,455,108	336,839	10,332,971	14,454,470	14,124,918

Table 3

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2006

Unaudited quarterly financial information (all amounts in United States dollars)

			Loss/share
Quarter ending	Revenues	Loss for the quarter	Basic and fully diluted

October 31, 2004	117	429,289	0.01

July 31, 2004	450	1,621,839	0.03

April 30, 2004	3,658	70,876	0.00

January 31, 2004	521	192,294	0.00
	4,746	2,314,298	0.04

October 31, 2005	7,070	(1,380,802)	0.025

July 31, 2005	1,043	(1,726,931)	0.035

April 30, 2005	301	(474,227)	0.005

January 31, 2005	289	(453,523)	0.005
	8,703	(4,035,483)	0.07

October 31, 2006	7,686	($2,459,560)	0.04

July 31, 2006	1025	(530,370)	0.01

April 30, 2006	-	(333,768)	0.005

January 31, 2006	1,219	(734,482)	0.005
	9,930	(4,058,180)	0.06

Table 4

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2006

Financing raised by the Company in the 2005-2006 fiscal years:

Date of financing	2006			2005

	Shares	Price/share	$	Shares	Price/share	$

Private placement
December 2004				1,028,334	0.60	617,000
March 2005				1,300,000	0.65	845,000
March 2005				14,000	0.75	10,500
May 2006	150,000	0.50	75,000

Exercise of warrants
Aug - Oct 2004				2,031,250	0.08	162,500
June - Sept 2004
October 2004				400,000	0.11	44,000
June 2006	771,850	mixed	485,548

Exercise of options
June 2005	-	-	-	1,820,000	0.30	553,600
January 2006	150,000	0.30	45,000
February-March 2006	1,600,000	0.30	480,000
May-July 2006	1,100,000	0.30	329,980
August-October 2006	700,000	0.30	210,000
	4,471,850		1,625,528	6,593,584		2,232,600

Table 5

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2006

Outstanding options

Number of options	Strike price		Expiry date

300,000	0.60		3/22/2007
300,000	0.80		2/22/2007
100,000	0.91		6/17/2009
1,800,000	0.30		7/18/2009
1,800,000	0.65		6/16/2009
2,650,000	0.72		5/27/2010
4,600,000	0.80		7/13/2011
11,550,000	0.57	(average)

Total proceeds if all options exercised			$7,809,000

Outstanding Warrants

688,817	0.50		9/30/2006
1,028,334	0.50		12/31/2006
870,000	0.50		9/30/2006
1,300,000	0.50		12/31/2006
4,667	0.50		9/30/2006
7,000	0.50		12/31/2006
800,000	0.70		12/31/2006
150,000	0.50		5/31/2007
4,848,818	0.53

Total proceeds if all warrants exercised			$2,584,000